September 26, 2024

Jeff Miller
Chief Executive Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

        Re: Synchronoss Technologies, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed April 25, 2024
            File No. 001-40574
Dear Jeff Miller:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 55

1. We note your disclosure on pages 36 and 37 that your named executive officers did not earn all of the issued cash units for the 2021-2023 performance period making it appear that some of the cash units failed to vest and were forfeited. However, we do not see a related entry pursuant to Item 402(v)(2)(iii)(C)(1)(v) of Regulation S-K for equity that has failed to meet vesting conditions in the footnotes to your pay versus performance table.
        Please tell us whether, and if so how, the cash units have been reflected in the calculations provided pursuant to Item 402(v)(2)(iii)(C)(1) of Regulation S-K.
2.      We note that you have identified    Operating Income,    a GAAP
financial measure, as your
        Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. However,
        the audited GAAP    (Loss) income from operations    values in your
annual report on Form
        10-K for the year ended December 31, 2023, differ from the    Operating
Income    values
        in your pay versus performance table. It appears that the value set forth in your pay versus
 September 26, 2024
Page 2

       performance table for 2023 represents Adjusted EBITDA as set forth in the Form 8-K furnished March 12, 2024, rather than GAAP Operating Income. It also appears that the
       values set forth in your pay versus performance table for 2020     2022
are the same as the
          (Loss) income from operations    amounts in your annual report on
Form 10-K for the
       year ended December 31, 2022; however, we note that the amounts have been adjusted in the annual report on Form 10-K for the fiscal year ended December 31, 2023. Given that the Company-Selected Measure does not appear in your most recent audited GAAP financial statements, please tell us and revise future disclosure, as applicable, to explain how the measure is calculated from your audited financial statements, as required by Item
       402(v)(2)(vi). Please note that the Company-Selected Measure description is not subject to reconciliation under Regulation G or Item 10(e) of Regulation S-K. In addition, incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.
3.     The Company-Selected Measure should, in your assessment,    represent
the most
       important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company
performance.    See Item
       402(v)(2)(vi) of Regulation S-K. It appears you may have used Adjusted EBITDA as your
       Company-Selected Measure for 2023 and Operating Income as your Company-Selected
       Measure for the other years in your pay versus performance table. In future filings, please use a single Company-Selected Measure, clearly identify such measure, and show the quantified results of that measure, calculated in the same way, for each fiscal year covered by your pay versus performance table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Daniel Crawford at 202-551-7767
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Christina Gabrys, Esq.